August 10, 2009

Patricia L. Moss
President and CEO
Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701

Re: Cascade Bancorp
Item 4.01 Form 8-K and Form 8-K/A Filed July 31, 2009 and August 6, 2009
File No. 000-23322

Dear Ms. Moss:

We have completed our review of your Form 8-Ks and have no further comments at this time.

Sincerely,

Chris Harley
Reviewing Accountant